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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS Tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
July 2, 2010

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 3 amends the Form CB submitted to the Securities and Exchange Commission by KazakhGold Group Limited on July 1, 2010.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1.	Regulatory News Service Announcement, dated June 30, 2010*
2.	KazakhGold Group Limited Private Exchange Offer Prospectus, dated July 2, 2010*
3.	Private Exchange Offer Memorandum, dated July 2, 2010*
4.	Regulatory News Service Announcement, dated July 5, 2010*
5.	Share Form of Acceptance to accept Private Exchange Offer with respect to common shares of OJSC Polyus Gold*
6.	ADS Form of Acceptance to accept the Private Exchange Offer with respect to Level 1 American Depositary Shares of OJSC Polyus Gold*
7.	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (’Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”)*

8.	Letter to Clients Holding shares of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”)*

9.	Supplementary Prospectus, dated July 13, 2010*
10.	Regulatory News Service Announcement, dated July 14, 2010*
* previously filed
11.	Regulatory News Service Announcement, dated July 27, 2010

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed with the Securities and Exchange Commission on July 1, 2010

2

PART IV – SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)
Evgeny Ivanov, Chairman

(Name and Title)

July 27, 2010

(Date)

3

For immediate release	27 July 2010

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA, JAPAN OR THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

RESULTS OF EXTRAORDINARY GENERAL MEETING

AND

UPDATE ON PROPOSED COMBINATION WITH POLYUS GOLD

RESULTS OF EXTRAORDINARY GENERAL MEETING

The Board of Directors of KazakhGold Group Limited (“KazakhGold” or the “Company”) is pleased to announce that at the Extraordinary General Meeting (“EGM”) held earlier today in London, all of the resolutions proposed as set out in the EGM Circular to shareholders dated 2 July 2010 (the “Resolutions”), were duly passed.  The Resolutions are a part of the proposed combination of KazakhGold with OJSC Polyus Gold (“Polyus Gold”) which was announced on 30 June 2010 (the “Proposed Combination”).

The Resolutions supported by shareholders approved an increase in the authorised share capital issue of KazakhGold, amendments to the Articles of Association and changing the company’s name to Polyus Gold International, in due course.

The results of the EGM voting show that, aside from Jenington International Inc. (“Jenington”), a majority of the KazakhGold minority shareholders who voted have voted overwhelmingly in support of the Resolutions.

Commenting on the outcome of the KazakhGold EGM, Evgeny I. Ivanov, Chief Executive Officer of Polyus Gold and Chairman of the Board of KazakhGold said:

“We are very pleased that shareholders have voted overwhelmingly in support of the Proposed Combination of Polyus Gold and KazakhGold. It is particularly pleasing that the minority shareholders of the Company have demonstrated strong support of the Resolutions”.

Details of results of the final EGM voting figures are shown as follows:

Special Resolution	For	Against
No 1	84,991,699	53,717
No 2	83,454,553	1,590,863
No 3	84,991,699	53,717

99.9% of those KazakhGold shareholders present and voting voted in favour of Special Resolution No 1.

98.1% of those KazakhGold shareholders present and voting voted in favour of Special Resolution No 2.

99.9% of those KazakhGold shareholders present and voting voted in favour of Special Resolution No 3.

EXTENSION OF DEADLINE FOR ACCEPTANCES OF THE PRIVATE EXCHANGE OFFER

KazakhGold also announces that the deadline for acceptances of the Private Exchange Offer announced on 30 June 2010 will be extended to 5.00 p.m., New York City time, on 17 September 2010.

The extension of the deadline for acceptances of the Partial Exchange Offer is intended to provide the Company a further period for consultation with the Kazakh authorities in relation to issues raised by them in connection with the Proposed Combination, including the recent announcement by the Ministry of Industry and New Technologies of the Republic of Kazakhstan of the annulment of the waivers previously granted to KazakhGold with respect to the state's pre-emptive rights under the Kazakh subsoil laws, with a view to resolving these issues.

Commenting on the Board’s decision to extend the Partial Exchange Offer, Evgeny I. Ivanov, Chairman of the Board of Directors and Chief Executive Officer of KazakhGold, said, “The Board continues to strongly believe in the merits of the Proposed Combination and that it offers substantial benefits to the shareholders of both KazakhGold and Polyus Gold.  The new company, Polyus Gold International, will be the largest pure gold producer listed on the London Stock Exchange, with a world class asset base, low cash costs, high growth potential and exciting prospects.  During the period provided by the extension of the Private Exchange Offer, we will work closely with the Kazakh authorities to resolve the issues raised by the Ministry.”

A revised timetable for the Proposed Combination of KazakhGold with OJSC Polyus Gold is attached to this announcement.  Except as amended by this announcement, the terms and conditions of the Private Exchange Offer and the Proposed Combination remain unchanged from those set forth in the announcement of the Proposed Combination on 30 June 2010 and the Partial Offer Document dated 2 July 2010, including the condition to receive valid acceptances representing 15% of the issued and outstanding share capital of Polyus Gold.  KazakhGold retains the right to amend, extend or terminate the Private Exchange Offer in its absolute discretion at any time and for any reason until completion of settlements under the Private Exchange Offer.

Enquiries:

KazakhGold Alexey V. Chernushkin, Director, Capital Markets and IR	+44 (0) 20 8528 1450
Polyus Gold Evguenia V. Buydina, IR manager	+7 (495) 641 3377
HSBC (financial adviser to KazakhGold) Sergei Chinkis	+44 (0) 20 7991 8888

This announcement should be read in conjunction with the Private Exchange Offer Document dated 2 July 2010 and the related Forms of Acceptance and accompanying documents, as they may be amended or supplemented from time to time. which contain the terms and conditions of the Private Exchange Offer.  The Partial Offer Document and the Prospectus dated 2 July 2010 are each available for download from KazakhGold’s website at: http://www.kazakhgold.com and at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturdays, Sundays and public holidays excepted).  Definitions used in the Private Exchange Offer Document have the same meaning when used in this announcement, unless the context requires otherwise.

HSBC Bank plc (“HSBC”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for KazakhGold and no one else in connection with the Proposed Combination and will not be responsible to anyone other than KazakhGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposed Combination, the contents of this announcement or any other matter referred to herein.

General

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. Except as amended by this announcement, the terms and conditions of the Private Exchange Offer are contained solely in the Private Exchange Offer Document, and the related Forms of Acceptance and accompanying documents, as they may be amended or supplemented from time to time. This announcement does not constitute a prospectus or a prospectus equivalent document. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which will be published in accordance with the Prospectus Directive.  The Private Exchange Offer is being made to existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Securityholders in the Russian Federation that are “qualified investors” under Russian law. Eligible Polyus Securityholders are advised to read carefully the formal documentation in relation to the Private Exchange Offer, including the Private Exchange Offer Document and the Prospectus dated 2 July 2010 and related documents.

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia.  This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to herein does not, and is not intended to, constitute a public offer in Russia.  The depositary receipts of KazakhGold Group Limited have not been and will not be registered in the Russian Federation and are not intended for and will not be admitted to “placement” or “public circulation” in Russia.

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style. In particular the financial information of Polyus Gold included herein has been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial information of U.S. companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The KazakhGold GDRS and the KazakhGold Shares to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of the Company to be made in the United States would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any portion of the offering in the United States or conduct a public offering of the securities in the United States.

The Private Exchange Offer is made for Polyus Securities and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

Forward looking statements

This announcement, including any information included or incorporated by reference, may contain “forward-looking statements” concerning Polyus Gold, Jenington and KazakhGold. Generally, the words “will”, “may”, “should”, “could”, “would”, “can”, “continue”, “opportunity”, “believes”, “expects”, “intends”, “anticipates”, “estimates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Polyus Gold, Jenington and KazakhGold operations and potential synergies resulting from the Proposed Combination; and (iii) the effects of government regulation on Polyus Gold, Jenington and KazakhGold’s businesses. Many of these risks and uncertainties relate to factors that are beyond the companies“ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. Each of Polyus Gold, Jenington and KazakhGold assumes no obligation in respect of, and does not intend to update, these forward-looking statements, except as required pursuant to applicable law.

Appendix I

Expected timing of principal events

The times, dates and events shown in this table are subject to change at the absolute discretion of KazakhGold.
DAY	EVENT
5.00 p.m., New York City time, on 17 September 2010 (the “Expiration Time”)

Deadline for acceptances of the Private Exchange Offer.

Please note that, in relation to Polyus ADSs, each of DTC, Euroclear and Clearstream may establish their own earlier deadlines for giving instructions for accepting the Private Exchange Offer.

Please note that Share Forms of Acceptance relating to Polyus Shares must be submitted to NRC and the transfer of Polyus Shares to the account of KazakhGold in the Register must occur by 5.00 p.m., Moscow time, on 17 September 2010.

On or around 17 September 2010	Subject to satisfactory acceptances under the Private Exchange Offer, KazakhGold intends to exercise the Options.
20 September 2010	Announcement of the level of acceptances of the Private Exchange Offer.
By 27 September 2010	Settlement of the Private Exchange Offer, the Principal Shareholders Option Agreement and the Jenington Option Agreement.
On or about 28 September 2010

Announcement of the Private Exchange Offer, the Principal Shareholders Option Agreement and Jenington Option Agreement having completed and admission of new KazakhGold GDRs to the Standard Listing segment of the Official List and to trading on the London Stock Exchange.

End of October 2010	Jenington Distribution.